UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 26, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No <u>X</u>**

Enclosure: Press release: **CORRECTION OF ERROR IN ANNOUNCEMENT DATED 4 MARCH 2013 REGARDING DEALING IN SECURITIES BY A DIRECTOR OF ANGLOGOLD ASHANTI LIMITED**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

26 April 2013

CORRECTION OF ERROR IN ANNOUNCEMENT DATED 4 MARCH 2013 REGARDING DEALING IN SECURITIES BY A DIRECTOR OF ANGLOGOLD ASHANTI LIMITED

On 4 March 2013, AngloGold Ashanti made an announcement regarding the exercise of options by its then Chief Executive Officer, Mr Mark Cutifani. The total number of options exercised was shown as 35,580 instead of 88,594. The purpose of this announcement is to correct that error.

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that the following director exercised share options and purchased ordinary shares respectively, after having received clearance to do so in terms of Listings Requirement 3.66. The options were granted in terms of the AngloGold Share Incentive Scheme.

The Chief Executive Officer, Mr Mark Cutifani exercised 88,594 share options and applied all of the after-tax proceeds, net of costs, to acquire 53,014 ordinary shares in his own name.

AngloGold Ashanti discloses the following information on the above dealing as follows:

OPTIONS EXCERCISED

Name of director	M Cutifani
Name of company	AngloGold Ashanti Limited
Date of transaction	1 March 2013
Nature of transaction	Off-market purchase of shares
Class of security	Options in respect of ordinary shares
Date options granted	Between 2010, 2011 and 2012
Date options vested	Between 2011 and 2012
Number of options exercised	88,594
Option strike price	NIL
Value of options exercised	R19,292,867.31

SHARES SOLD TO SETTLE TAX AND SELLING COSTS

Name of director	M Cutifani
Name of company	AngloGold Ashanti Limited
Date of transaction	1 March 2013
Nature of transaction	On-market sale of shares to fund tax liability in relation to the below options and costs incurred in such a sale
Class of security	Ordinary shares
Number of shares sold	35,580
Selling price per share	R217.77
Value of transaction	R7,748,156.97
Extent of interest	Direct, beneficial
Prior clearance to deal	Obtained

JSE Sponsor: UBS South Africa (Pty) Limited

ENDS

Contacts

Media	Tel:	E-mail:
Alan Fine	+27-11 637- 6383 / +27 (0) 83 250 0757	afine@anglogoldashanti.com
Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
General inquiries	+27 11 637 6031	media@anglogoldashanti.com
Investors		
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe)	+44 779 497 7881 / +44 1225 93 8483	mbedford@anglogoldashanti.com
General inquiries	+27 11 637 6059	investors@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the document entitled "Risk factors related to AngloGold Ashanti's suite of 2012 reports" on the AngloGold Ashanti online corporate report website at www.aga-reports.com. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: April 26, 2013

By: /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary